SUB-ITEM 77(H)
CHANGES IN CONTROL OF REGISTRANT

Since the inception of the Chou Equity Opportunity Fund (the “Fund”), Chou Associates Management Inc. acquired control due to ownership of greater than 25% of the Fund’s outstanding shares.  Chou Associates Management Inc. owned 100.00% of the Fund and thus controlled the Fund as of July 1, 2010.

Since the inception of the Chou Income Opportunity Fund (the “Fund”), Chou Associates Management Inc. acquired control due to ownership of greater than 25% of the Fund’s outstanding shares.  Chou Associates Management Inc. owned 100.00% of the Fund and thus controlled the Fund as of July 1, 2010.